DIAMIR BIOSCIENCES CORP.

116 Village Boulevard

Princeton, NJ 08540

July 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DIAMIR BIOSCIENCES CORP.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-280594

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of DiamiR Biosciences Corp., a Delaware corporation (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-280594) (together with the exhibits and amendments thereto, the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Please feel free to contact Jonathan Deblinger, Esq. and John Hart, Esq., legal counsels to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

DIAMIR BIOSCIENCES CORP.

By:	/s/ Alidad Mireskandari
Alidad Mireskandari
Chief Executive Officer